SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 17 September 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland
Pre-close trading statement 17 September 2008

Background

Bank of Ireland is issuing the following trading statement for the 6 months ending 30 September 2008 ahead of its close period. Unless otherwise stated, throughout the statement comparative performance is measured against the first 6 months of our previous financial year (i.e. 6 months ending 30 September 2008 versus 6 months ended 30 September 2007).

John O'Donovan, Group Chief Financial Officer, will host a conference call at 8.30am BST today, 17 September 2008. Conference call details are outlined below.

Key highlights:

·

Trading conditions in the first 6 months of our financial year, and in more recent months in particular, have become increasingly difficult with slowing economies and the worsening global financial dislocation.
·

Our financial performance is expected to be lower than the comparable prior period.
·

Our strategy in this difficult environment is to continue to:
o

Strengthen equity capital and funding ratios.
o

Actively and prudently manage credit risk.
o

Rigorously manage the cost base.
·

We have made progress on these priorities. In the 6 months ending 30 September 2008, we expect:
o

Capital ratios to continue to improve.
o

Funding to remain strong with circa 80% of loans funded by customer deposits and wholesale funding with a maturity greater than one year.
o

Deposit growth of circa 20% year on year.
o

Controlled slowdown in lending in the second quarter.
o

Costs to be marginally lower compared to the comparable prior period.
o

Impairment charge of circa mid 30s basis points annualised for the first 6 months with circa mid 40s basis points charge for the full year.
·

Significant challenges are expected to continue against a deteriorating economic background and we expect an impairment charge in a range of 60 to 90 basis points for the year to 31 March 2010.
·

Against this background Bank of Ireland is acting now to improve equity capital by:
o

Continuing to control risk weighted asset growth.
o

Reducing the current full year dividend by 50%, starting with the interim dividend.
As a result, we will strengthen our overall capital position and expect an equity tier 1 ratio of circa 6% at both 30 September 2008 and 31 March 2009.

Overview

Trading conditions in the first 6 months of our financial year have become increasingly difficult, in particular since the release of our Interim Management Statement on 8 July 2008, with further slowing in the pace of economic growth in our main markets and worsening global financial dislocation.

Accordingly, we expect our financial performance for the 6 months ending 30 September 2008 to be lower than the comparable prior period, when economic conditions were more buoyant. There are a number of factors contributing to this outcome, most notable being the rising level of loan impairments in a deteriorating credit environment. Other factors include: higher funding costs due to continued market dislocation; reduced demand for investment products in volatile financial markets; and the lower profit contribution from our international businesses due to the negative impact on the translation of sterling and US dollar profits reflecting the strength of the euro.

In this difficult environment our key strategic priority is to continue to strengthen our capital and funding ratios until we are confident that stable trading conditions have returned. We expect these ratios to strengthen relative to their position as of 31 March 2008. We will continue to actively and prudently manage our credit risks and to improve efficiency through rigorous and effective cost management. As a result, in the 6 months ending 30 September 2008 we expect both our income and costs to be marginally lower than the same period in 2007. However, we expect the impairment charge to increase to an annualised mid 30s basis points.

Looking forward, we anticipate that the current difficult trading conditions will continue and will negatively impact our earnings for our financial year to 31 March 2009. We expect that while our costs will be broadly in line with last year our income will be marginally lower. As the economic backdrop to our business has continued to deteriorate, we expect our impairment charge for the year to be circa mid 40s basis points.

Our priority remains to manage the bank conservatively through this period of unprecedented volatility and uncertainty.

Group

New business momentum continued in the first 6 months of our financial year with year-on-year deposit and lending growth of circa 20% and 8% expected. Our strong deposit growth reflects our focused resource gathering drive and continuing concentration on strengthening our key funding metrics in the ongoing challenging financial markets. Our lending growth, primarily delivered in our Capital Markets and UK Financial Services Divisions, largely reflects the momentum resulting from the very strong pipeline developed in the second half of our prior financial year. In the second quarter of the current reporting period, our continued selective approach to new business lending against a slowing economic backdrop, and our objective of managing to achieve our key capital and funding targets, has resulted in a controlled slowdown in new lending activity in these Divisions. We expect the pace of lending growth to continue to slow and to be considerably lower in the second 6 months of the year.

Growth in funds based income will be partially offset by higher funding costs arising from the dislocation in financial markets which commenced in August 2007 and therefore did not significantly impact the comparable prior period. Reflecting the managed step down in balance sheet gearing that took place in the latter part of the 6 months ended 31 March 2008, we expect our net interest margin for the 6 months ending 30 September 2008 to be marginally higher compared to the annualised margin of 1.64% at 30 September 2007. We expect the full year margin to 31 March 2009 will be lower relative to a margin of 1.66% for the year ended 31 March 2008. Lower levels of activity in the sale of investment products in Private Banking and Life Assurance businesses together with a lower level of fee income in Business Banking and Corporate Banking businesses will result in a reduced level of other income for the 6 months ending 30 September 2008. Overall, we expect total income for the 6 months ending 30 September 2008 to be marginally lower than the comparable prior period.

Despite the inflationary environment, we expect our vigorous cost management to result in our costs being marginally lower than in the first 6 months of our comparable prior period.

We expect a loan impairment charge of approximately mid 30s basis points annualised for the 6 months ending 30 September 2008. This higher loan loss charge reflects a rapid deterioration in general economic conditions, weaker consumer sentiment and a further decline in the property and construction sectors, particularly in recent months. We expect the credit environment to continue to deteriorate and, on this basis, we anticipate our impairment charge will be circa mid 40s basis points for the year to 31 March 2009.

Approximately €65 billion (45%) of our Group loan book comprises residential mortgages in Ireland and the UK which continue to be resilient in the slowing housing market. Arrears in our Irish mortgage book were 81bps at the end of August 2008 (70bps March 2008; 59bps in September 2007). In our UK portfolio as at the end of August the arrears across standard, buy-to-let (BTL) and self-certified were 50bps, 72bps and 160bps respectively (book total 72bps). These latter figures compare favourably with the published Council of Mortgage Lenders (CML) industry statistics at June 2008 of 133bps (all UK mortgages) and 110bps (BTL).

Within our Group property and construction book of approximately €37 billion, €24 billion (64%) comprises investment property lending with the balance in development lending. The investment property lending portfolio continues to perform well and our bias towards this segment reflects our prudent approach to the overall property sector.

The balance of our property lending portfolio is development finance (circa €13 billion) which comprises exposures to the following segments:
  Land bank of circa €5 billion - circa €3 billion in the Republic of Ireland with the balance in the UK.
  Commercial property development lending of circa €3 billion - circa €2 billion in the Republic of Ireland with the balance in the UK.
  Residential property development lending of circa €5 billion - circa €2 billion in the Republic of Ireland with the balance in the UK.
The quality of these books is being impacted by the slowing pace of economic growth, reduced liquidity, and the consequent valuation impacts, though our risk is mitigated as we benefit from additional security including cross collateralisation and personal recourse. We are particularly proactive in managing our exposures to these segments with a focus on early intervention by specialist teams as appropriate.

The remainder of our book (€42 billion) is well diversified across industries and geographies and asset quality is strong.

The collapse of one of the market's investment banks, and to whom we have no direct exposure, requires us to unwind/re-hedge customer-driven positions previously taken. The cost of this to the Group is not material.

Capital

The dislocation in the financial markets, which began over 12 months ago, and the resulting economic slowdown have resulted in unprecedented challenges in the banking sector. A key feature of this prolonged challenging credit environment will be rising impairment charges. As indicated above, Bank of Ireland is already seeing the impact of rising impairment charges in the 6 months ending 30 September 2008 and we expect this trend to continue for the remainder of this financial year. Looking forward we estimate that these charges could fall within a range of 60 to 90 basis points for the financial year to 31 March 2010. As a result
Bank of Ireland believes that it is prudent to adopt a more conservative capital position until we are confident of a return to more stable trading conditions.

We are taking early actions to ensure that we improve our equity tier 1 ratio within our stated range of 5.5% to 6.5%:

  We will continue to control risk weighted asset growth while protecting our core franchises.
  We intend to reduce our full year dividend by 50% relative to the full year dividend in our prior financial year to 31 March 2008. This will be effective from our interim dividend.

We are confident that these initiatives will meet our requirements for capital strengthening in the current environment. As a result of this action we expect our equity tier 1 ratio to be circa 6% at both 30 September 2008 and 31 March 2009.

Funding

Bank of Ireland's funding position remains strong with significant growth in deposits in the 6 months ending 30 September 2008. At the short end of the wholesale funding market, we have continued to raise ample funding at competitive levels across a geographically diversified programme range and investor base. Furthermore since the start of our current financial year, we have raised over €5 billion of term funding with a maturity of one year or greater including a €1.25 billion senior unsecured 2 year floating rate note in June 2008 - the first public benchmark size senior unsecured trade from an Irish issuer since July 2007. The weighted cost of term funding raised during the period was circa 55 basis points over 3 month euribor, an increase of circa 50 basis points over the 6 month period to 30 September 2007. We continue to manage our funding position prudently. In addition we have a pool of liquid assets of circa €40 billion which could be used for contingent liquidity purposes.

Overall, we are continuing to finance our loan book in a conservative manner with circa 80% of loans funded through customer deposits and wholesale term funding with a maturity profile greater than one year.

Available for Sale Assets

The Group's portfolio of available for sale (AFS) assets, primarily held for liquidity purposes, consists of Government bonds (€1 billion) and senior bank debt (€24 billion). In addition, we also hold other AFS assets which include asset backed securities totalling (€3 billion). The Group expects to retain its AFS assets until maturity and, under IFRS, any mark to market will be taken through reserves. Given the continued market dislocation, we have taken additional negative mark to market through reserves of circa €155 million for the 5 months to 31 August 2008.

Retail Ireland

The 6 months ending 30 September 2008 has been particularly challenging for our Retail businesses in Ireland which have been adversely impacted by the further slow-down in the Irish economy, the downturn in residential and commercial property markets, continued dislocation in financial markets as well as the effect of global equity market weakness on investment flows.

As a result, lower growth in lending volumes and higher funding costs are expected to negatively impact income and margin in the 6 months ending 30 September 2008. Our branches in Ireland have delivered good deposit growth in a competitive market and we expect to see some market share gains. Cost containment and efficiency improvement have been key priorities and it is expected that costs for the 6 months ending 30 September 2008 will show a reduction on the prior comparable period. As is expected in the current economic environment, impairment provisions on the consumer and business banking portfolios are likely to be materially higher, though as a percentage of loans, they are at acceptable levels for this stage in the economic cycle. Asset quality in our mortgage book remains strong.

Bank of Ireland Life

Continued volatility in global equity markets has contributed to a decline in new sales, particularly in the single premium market. Against a more uncertain backdrop, Bank of Ireland Life has maintained a tight focus on costs with overall costs expected to be flat against the comparable prior period. The investment variance will reflect the weakness in financial markets over the period. The capital strength of the business remains robust.

Capital Markets

Capital Markets has performed well with both Corporate Banking and Global Markets contributing to this outcome. Corporate Banking is delivering a robust performance with growth well spread across its portfolios and geographies in a challenging market. The overall quality of the Corporate Banking book remains good. However as anticipated, there is some evidence of deterioration in asset quality, reflected in the impairment provision. Global Markets continues to perform well in volatile markets.

UK Financial Services (UKFS)

Lending momentum, driven by a strong pipeline from the second half of our last financial year, slowed in the second quarter as we adopted a more selective approach to new business in a weakening UK economy and in order to achieve our capital and funding targets. Asset quality remains strong in our UK mortgage book. Whilst the quality of the Business Banking book remains good, the loan impairment provisions have increased reflecting the deteriorating credit environment. Our Consumer Financial Services businesses continue to perform in line with expectations and are delivering good profit growth. Furthermore we have been particularly successful in growing our retail and corporate deposit base in both Post Office Financial Services and Business Banking.

Brian Goggin, Bank of Ireland Group Chief Executive, commented:
"Our priority remains to manage the Bank conservatively through this period of significant volatility. Our actions ensure that we maintain a strong balance sheet and protect our core franchises. Looking forward, we are confident that this will provide us with a strong basis to develop our business into the future."

Interim Results

Interim results for the 6 months ending 30 September 2008 will be announced on Thursday 13 November 2008 at 7am (GMT).

Ends.

Conference call dial-in details
Ireland	+353 1 506 0153
United Kingdom/International	+44 1452 583 043
Conference call identity number	61797217
Replay facility available from 12 noon on 17 September 2008 until 30 September 2008
International dial-in	+44 1452 55 00 00	Access code: 61797217#

In addition, a recording of the call will be available from 12 noon (BST) on 17 September 2008 on our website:
www.bankofireland.ie/investor

Contact details:

John O'Donovan

    Group Chief Financial Officer

                            +353 1 632 2054
Geraldine Deighan
     Head of Group Investor Relations

                      +353 1 604 3501
Liam McLoughlin
       Director of Group Finance

   +353 1 604 4027
Dan Loughrey

       Head of Group Corporate Communications
             +353 1 604 3833

Forward Looking Statement
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and the UK economies, the performance and volatility of international capital markets, the expected level of credit defaults, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues and the availability of funding sources. Any forward-looking statements speak only as of the date they were made. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents it has filed or submitted or may file or submit to the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 17 September 2008